Exhibit 8.1
List of Significant Subsidiaries
Below is a list of all of Ainsworth Lumber Co. Ltd.’s “significant subsidiaries”, as defined in rule 1-02(w) of Regulation S-X, as of the end of the year covered by this report.
1.	Ainsworth Engineered Corp., wholly owned. Incorporated under the laws of Nova Scotia, Canada.

2.	Ainsworth Engineered (USA), LLC, wholly owned. Incorporated under the laws of Delaware, U.S.A.

3.	Ainsworth Engineered Canada Limited Partnership, wholly owned. Formed under the laws of British Columbia.